BD 3/5

03013348

SECUR[ITIES AND EXCHANGE COM]MISSION
Washington, D.C.

T 3-5

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 5727

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PLANNED FINANCIAL PROGRAMS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

734 Walt Whitman Road
(No. and Street)

Melville (City) NY (State) 11747 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lt. Col. M.A. Laitman USA Ret 908-766-2522 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 18 2003
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KASS & JAFFE, CPAS, P.C.
(Name – *if individual, state last, first, middle name*)

1025 Westchester Avenue - White Plains, NY 10604
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2003
WASH, D.C.
165

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/13

KASS & JAFFE, PC
CERTIFIED PUBLIC ACCOUNTANTS

1025 WESTCHESTER AVENUE
WHITE PLAINS, NY 10604

TELEPHONE: 914-948-7800
FAX: 914-948-7877

February 24, 2003

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Securities and Exchange Commission
233 Broadway
New York, New York 10279

NASD Regulation, Inc./Systems Support
9509 Key West Avenue - 3rd Floor
Rockville, Maryland 20850
Att: Sherry Lawrence

We have examined the financial statement of Planned Financial Programs, Inc., for the year ended December 31, 2002 and have issued our report thereon dated February 24, 2003. As a part of our examination, we made a study and evaluation of the Company's system of internal controls to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards in the United States of America and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed by the Company in making periodic computation of aggregate indebtedness and net capital under Rule 17a-3 (a)(11) and the reserve required by Rule 15c3-(e).

Very truly yours,

Kass & Jaffe

KASS & JAFFE, P.C.
Certified Public Accountants

PLANNED FINANCIAL PROGRAMS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

KASS & JAFFE, PC
CERTIFIED PUBLIC ACCOUNTANTS

KASS & JAFFE, PC
CERTIFIED PUBLIC ACCOUNTANTS

1025 WESTCHESTER AVENUE
WHITE PLAINS, NY 10604

TELEPHONE: 914-948-7800
FAX: 914-948-7877

Planned Financial Programs, Inc.
734 Walt Whitman Road
Melville, New York 11747

We have examined the answers to the financial questionnaire to be filed with the Securities and Exchange Commission, Form X-17A-5 by Planned Financial Programs, Inc. as of December 31, 2002. Our examination was made in accordance with generally accepted auditing standards in the United States of America and, accordingly, included a review of the internal accounting control and of safeguarding customers' securities, and such other tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the accompanying answers to the financial questionnaire present fairly the financial position of Planned Financial Programs, Inc. at December 31, 2002 in conformity with generally accepted accounting principles in the United States of America applied on basis consistent with that of the preceding year.

Kass & Jaffe

February 24, 2003

KASS & JAFFE, PC
CERTIFIED PUBLIC ACCOUNTANTS

1025 WESTCHESTER AVENUE
WHITE PLAINS, NY 10604

TELEPHONE: 914-948-7800
FAX: 914-948-7877

Planned Financial Programs, Inc.
734 Walt Whitman Road
Melville, New York 11747

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheet of Planned Financial Programs, Inc., as of December 31, 2002 and the related statements of income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Planned Financial Programs, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of cash and equivalents as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kass & Jaffe

February 24, 2003

PLANNED FINANCIAL PROGRAMS, INC.

BALANCE SHEET
DECEMBER 31, 2002

ASSETS

CURRENT ASSETS	
Cash and equivalents	$ 74,856
Commissions receivable	31,594
Other receivable	425
TOTAL ASSETS	$ 106,875

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accrued expenses	$ 58,585
STOCKHOLDER'S EQUITY	
Capital stock (no par value, 200 shares issued and outstanding)	5,000
Retained earnings	43,290
TOTAL STOCKHOLDER'S EQUITY	48,290
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 106,875

See accompanying notes and independent auditors' report.

PLANNED FINANCIAL PROGRAMS, INC.

STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2002

INCOME	
Commissions	$ 338,465
Less - commission expenses	320,808
TOTAL INCOME	17,657
OPERATING EXPENSES	
Stationery, printing, postage and office	1,215
TOTAL OPERATING EXPENSES	1,215
PROFIT FROM OPERATIONS	16,442
OTHER INCOME	
Dividends and interest	1,414
NET INCOME	17,856
RETAINED EARNINGS - Beginning	43,253
DISTRIBUTIONS	(17,819)
RETAINED EARNINGS - Ending	$ 43,290

See accompanying notes and independent auditors' report.

PLANNED FINANCIAL PROGRAMS, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 17,856
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Decrease in commissions receivable	750
Decrease in other receivables	50
Increase in accrued expenses	151
TOTAL ADJUSTMENTS TO NET INCOME	951
NET CASH PROVIDED BY OPERATING ACTIVITIES	18,807
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to stockholder	(17,819)
NET INCREASE IN CASH AND CASH EQUIVALENTS	988
CASH AND EQUIVALENTS - BEGINNING	73,868
CASH AND EQUIVALENTS - ENDING	$ 74,856

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the period for:	
Interest	$ -0-
Taxes	$ -0-

See accompanying notes and independent auditors' report.

PLANNED FINANCIAL PROGRAMS, INC.

SUPPLEMENTARY INFORMATION - SCHEDULE OF CASH AND EQUIVALENTS
DECEMBER 31, 2002

CASH IN BANKS:

HSBC - regular	$ 37,103
MBNA America Bank - certificate of deposit	17,400
MBNA America Bank - money market	20,353
TOTAL CASH AND EQUIVALENTS	$ 74,856

See accompanying notes and independent auditors' report.

PLANNED FINANCIAL PROGRAMS, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business

Planned Financial Programs, Inc. was incorporated in August of 1991. The Company's only source of income is from commissions on the sale of mutual funds.

Cash Equivalents

The Company considers all highly liquid investments that are readily convertible to known amounts of cash and are so near to their maturity that they present an insignificant risk of changes in value because of changes in interest rates to be cash equivalents.

Income Taxes

The Company has elected to file its income tax returns under the appropriate "S" Corporation provision of the Federal and State laws and, therefore, incurs no Federal income tax on its taxable income.

Concentrations

The Company received 83% of its commissions from three brokerage firms.

Allowance for Doubtful Receivables

The Company has no allowance for commissions' receivable. It considers commissions receivable to be fully collectible at year-end.

KASS & JAFFE, PC
CERTIFIED PUBLIC ACCOUNTANTS

1025 WESTCHESTER AVENUE
WHITE PLAINS, NY 10604

TELEPHONE: 914-948-7800
FAX: 914-948-7877

Planned Financial Programs, Inc.
734 Walt Whitman Road
Melville, New York 11747

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The statement of changes in stockholder's equity, computation of net capital and reconciliation of net capital are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kass & Jaffe

February 24, 2003

PLANNED FINANCIAL PROGRAMS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

Stockholder's equity - December 31, 2001	$ 43,253
Net income - Year ended December 31, 2002	17,856
Distributions	(17,819)
STOCKHOLDER'S EQUITY - DECEMBER 31, 2002	$ 43,290

See accompanying notes and independent auditors' report.

PLANNED FINANCIAL PROGRAMS, INC.

COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2002

Cash in banks	$ 74,856
Sundry assets	32,019
	106,875
Less - current liabilities	58,585
Net capital before haircuts on securities	48,290
Haircuts	
Other securities	-0-
Undue concentration	-0-
Net Capital	$ 48,290

See accompanying notes and independent auditors' report.

PLANNED FINANCIAL PROGRAMS, INC.

RECONCILIATION OF NET CAPITAL
AS OF DECEMBER 31, 2002

Net capital - per auditor's report	$ 48,290
Commission receivable	(31,594)
Other receivable	(425)
Accounts payable	58,585
Taxes payable	-0-
Net capital - per December 31, 2002 Focus Report	$ 74,856

See accompanying notes and independent auditors' report.